Euroseas Ltd.

4 Messogiou & Evropis Street
151 25 Maroussi, Greece

February 15, 2012
BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Attention:      Loan Lauren P. Nguyen
Special Counsel

Re:	Euroseas Ltd.
Registration Statement on Form F-3 (No. 333-177014)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the "Commission") on September 27, 2011, as amended on November 16, 2011, January 17, 2012 and February 10, 2012, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on February 17, 2012, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert comments of the staff or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

EUROSEAS LTD.

By:  /s/Dr. Anastasios Aslidis
Name: Dr. Anastasios Aslidis
Title:    Chief Financial Officer